LEAD INVESTOR



Thomas Wuttke

Every time I got a flat tire I thought to myself why do we just accept that things like this happen? On a bike, it throws off the whole ride. In a car, it can ruin a day. On an e-scooter, it can leave one stranded. Late a night, it could put someone in a particularly vulnerable position. It is the most unpredictable part of personal travel. That's why when I heard of Smart Tire and what this group was attempting to disrupt I was excited to participate in making this a reality. The team's roadmap and energy level are inspirational. Besides safety and reliability, this could also reduce environmental waste, and make the up and coming autonomous cars that much easier to maintain. Looking forward to riding on these soon!

Invested $100,000 this round